INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

January 27, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901 on behalf of the EPH China Fund (the “Fund” or “Registrant”)

Below is a summary of the comments provided by Mr. Brick Barrientos on January 24, 2011, with respect to the Preliminary Proxy filed on January 13, 2011 for the purpose of obtaining shareholder approval of a new advisory agreement with Euro Pacific Asset Management, LLC (“EPAM”) and a new sub-advisory agreement with New Sheridan Advisors, Inc. (“New Sheridan”).  All of the comments have been updated or explained below and are reflected in the Definitive Proxy filed concurrently with this correspondence.

1.	Page 6, third paragraph: Explain how the advisor fulfilled the required factors.

Response:	The following underlined text was added:

At the September 2010 meeting, the Board considered the nature, extent and quality of the services to be provided by Euro Pacific and the expected benefits to the Fund and its shareholders. The Board considered a variety of matters discussed at the September meeting and at prior meetings, including the background, education and experience of Euro Pacific’s portfolio management and operational personnel; Euro Pacific’s overall financial strength and stability; its regulatory compliance systems and procedures; its resources and related efforts to retain, attract and motivate capable personnel to serve the Fund; the overall general quality and depth of Euro Pacific’s organization and the resources and services it would provide to the Fund.  The Board noted its familiarity with Euro Pacific, and that it had previously reviewed information regarding Euro Pacific’s investment philosophies and processes as well as its brokerage, trading and soft dollar practices. The Board also noted that Euro Pacific manages another fund but not using substantially similar strategies to those of the Fund; however performance information on the other strategy had been provided. The Board determined that the nature, extent and quality of the services to be provided by Euro Pacific were satisfactory.

The Board also reviewed information regarding the advisory fees proposed to be charged under the Proposed Advisory Agreement, noting that the fees would be the same as the fees previously paid to EPHAM as the Fund’s advisor.  The Board also reviewed the Fund’s advisory fee and total expense information, as compared to those of a peer group of mutual funds compiled by the Fund’s co-administrator using funds in the Morningstar category “Pacific/Asia Ex-Japan Stock” with asset sizes similar to the Fund.  The Board observed that the Fund’s advisory fees and the total expenses were below the averages of the Fund’s peer group of funds.

The Board discussed with Euro Pacific’s representatives information about Euro Pacific’s expected revenues with respect to the Fund. Based on the information provided, the Board and the Independent Trustees determined that the estimated profitability of the Proposed Advisory Agreement to Euro Pacific was reasonable in light of the nature, extent and quality of services to be provided to the Fund.

The Board noted that currently, the Fund’s asset levels were likely too low to achieve significant economies of scale. As a result, the Board concluded that the matter of such economies, and the extent to which the Fund’s fee levels reflect those economies for the benefit of Fund investors, would be reviewed in the future as Fund assets grow.

2.	Page 6, fourth paragraph: Explain how the peer group was selected.

Response:         The following underlined text was added:

The Board also reviewed information regarding the advisory fees proposed to be charged under the Proposed Advisory Agreement, noting that the fees would be the same as the fees previously paid to EPHAM as the Fund’s advisor.  The Board also reviewed the Fund’s advisory fee and total expense information, as compared to those of a peer group of mutual funds compiled by the Fund’s co-administrator using funds in the Morningstar category “Pacific/Asia Ex-Japan Stock” with asset sizes similar to the Fund.  The Board observed that the Fund’s advisory fees and the total expenses were below the averages of the Fund’s peer group of funds.

3.
Page 10, 2nd paragraph under “Terms of the Proposed Sub-Advisory Agreement”: make clear how the fee structure of the proposed sub-advisory agreement differs from the current investment management agreement.

Response:          The following underlined text was added:

The fee structure of the Proposed Sub-Advisory Agreement also differs from the current investment advisory agreement in that Euro Pacific will pay New Sheridan.

4.	Disclose the date of next meeting – Rule 14a-5(e)1.

Response:          The following was added under the heading “General Information”

No other matters are expected to be presented at the Meeting other than the Proposals.  If any other matter properly comes before the Meeting, the shares represented by proxies will be voted with respect thereto in the discretion of the person or persons voting the proxies.

It is anticipated that, following the Meeting, the Fund will not hold any meetings of shareholders except as required by Federal law or Delaware state law. Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send proposals to the Secretary of the Trust, care of Mutual Fund Administration Corporation, 2220 E. Route 66, Suite 226, Glendora, California  91740.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary